EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

Basic earnings per common share of $0.14 for the three months ended June 30, 2003 were calculated by dividing net income of $398,000 for the period April 1, 2003 to June 30, 2003 by the weighted-average number of common shares outstanding of 2,905,932.